AM 3.1.2004

04001867

UF 2-27-04

UNITED STATES
ɅND EXCHANGE COMMISSION
shington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35536

FEB 26 2004
187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mack Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1939 Waukegan Road, Suite 300
(No. and Street)

Glenview	IL	60025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Mack — 847-657-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Stephen W. Mack, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Mack Investment Securities, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

19th day of February 2004

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Table of Contents
December 31, 2003

Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS[SM]

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This combined financial statement is the responsibility of the companies' management. Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 4, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	112,072
Commissions and advisory fees receivable		178,421
Receivable from and deposit with clearing broker		33,816
Securities owned		2,300
Other assets		8,747
Total assets	$	335,356

Liabilities and Stockholder's Equity

Liabilities		
Payable to agents	$	105,827
Accounts payable and accrued expenses		28,818
Total liabilities		134,645
Stockholder's equity		200,711
Total liabilities and stockholder's equity	$	335,356

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Mack Investment Securities, Inc. ("MIS") is a registered securities broker-dealer and a registered investment advisor. MIS provides brokerage services to retail customers. Customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities.

These combined entities are referred to as the Company. The accompanying combined financial statements reflect the accounts of MIS and MII, which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Securities Owned—Securities transactions are recorded on trade date. Securities owned are carried at market value with the resulting unrealized gains and losses reflected in income.

Income Recognition—Securities and insurance transactions and the related commission revenue and expenses are recorded on trade date. Advisory fees are recognized as earned and are based primarily on assets managed.

Income Taxes—No provision has been made for federal income taxes as MIS and MII have elected to be taxed as S corporations under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder.

Note 2 Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 3 Commitments

The Company leases office space under an operating lease that expires in June 2009. At December 31, 2003, the minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2004	$ 44,927
2005	43,918
2006	45,039
2007	46,187
2008	47,364
2009	23,980
Total	$ 251,415

Note 4 Off-Balance-Sheet Risk

Securities transactions of customers are introduced to and cleared through MIS's clearing broker. Under the terms of its clearing agreement, MIS is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, MIS seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts receivable from and on deposit with the clearing broker represent a concentration of credit risk. MIS does not anticipate nonperformance by customers or its clearing broker. In addition, MIS has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note 5 Net Capital Requirements

MIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, MIS is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, MIS had net capital and net capital requirements of approximately $127,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.